              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
                _______________________________
                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 5)*


               FLORIDA PUBLIC UTILITIES COMPANY
               --------------------------------
                       (Name of Issuer)

                 COMMON STOCK $1.50 PAR VALUE
                ------------------------------
                (Title of Class of Securities)

                          341135101
                        -------------
                        (CUSIP Number)


                     MICHAEL P. MCMASTERS
               CHESAPEAKE UTILITIES CORPORATION
              P.O. BOX 615, DOVER, DE  19903-0615
                       (302) 734-6799
   --------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      NOVEMBER 16, 1999
    -------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on the following pages)

                                SCHEDULE 13D
----------------------------------------------------------------------
CUSIP No. 341135101
----------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Chesapeake Utilities Corporation
    IRS No.:51-0064146
----------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See instructions):                                     (a)	[ ]
                                                            (b)	[ ]
----------------------------------------------------------------------
 3. SEC USE ONLY
----------------------------------------------------------------------
 4. SOURCE OF FUNDS
    WC
----------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                            [ ]
----------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware
----------------------------------------------------------------------
NUMBER OF SHARES               7.	SOLE VOTING POWER: zero
BENEFICIALLY OWNED            ----------------------------------------
BY EACH REPORTING              8.	SHARED VOTING POWER: zero
PERSON WITH                   ----------------------------------------
                               9.	SOLE DISPOSITIVE POWER: zero
                              ----------------------------------------
                              10.	SHARED DISPOSITIVE POWER: zero
----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    zero
----------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
    (see instructions):                                           [ ]
----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
    0.0%
----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions):
    CO
----------------------------------------------------------------------

                        INTRODUCTION
                        ------------

This Amendment No. 5 amends the Schedule 13D filed by Chesapeake Utilities Corporation ("Chesapeake") on February 3, 1995, as amended (the "Schedule 13D"), with respect to the common stock, par value $1.50 per share (the "Common Stock"), of Florida Public Utilities Company ("FPU"). Except as modified hereby, there has been no change in the information previously reported in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION
Pursuant to an amended agreement with The Southern Company, as set forth in a letter dated October 14, 1999 (a copy of which is attached hereto as Exhibit A), Chesapeake agreed to authorize The Southern Company to assign the its rights to purchase the FPU stock that Chesapeake owned. On October 18, 1999 The Southern Company entered into an Assignment of its rights to FPU. Accordingly, on November 16, 1999, Chesapeake sold to FPU the 218,464 shares of FPU Common Stock that it owned.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
As a result of the Transaction, Chesapeake no longer beneficially owns any shares of FPU Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER
The response to Item 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A:  Letter Agreement, dated October 14, 1999

                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CHESAPEAKE UTILITIES CORPORATION



By: /s/ MICHAEL P. MCMASTERS
------------------------------
Michael P. McMasters
Vice-President, Treasurer and
Chief Financial Officer


Dated: November 22, 1999